UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


Public Utility Holding Company Act of 1935
File No. 70-9073
Report For Period: April 1, 2002 to June 30, 2002


In the matter of:
CENTRAL AND SOUTH WEST CORPORATION AND
CENTRAL POWER AND LIGHT COMPANY, et al.

                                  FINAL REPORT

This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Central Power and Light Company (CPL), a subsidiary of Central and South West Corporation (CSW), pursuant to an order issued by the Securities and Exchange Commission dated October 21, 1998 (HCAR 35-26931). That order authorized CPL and its affiliated companies, Public Service Company of Oklahoma, Southwestern Electric Power Company, and West Texas Utilities Company (collectively "Operating Companies"), each a public utility subsidiary of CSW and Central and South West Services Corporation ("Services") to market to customers in their service territories the Better Choice Home Mortgage Program ("Better Choices Program"), a mortgage incentive program designed to promote efficient energy use and environmental conservation. Quarterly reports with respect to the Better Choices Program provided to nonaffiliates by the Operating Companies have been filed quarterly since 1998. There have never been any marketing services provided pursuant to the Better Choices Program. Therefore, no further Rule 24 Certificates will be filed on this matter.

                                S I G N A T U R E


As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Central Power and Light Company, Public Service Company of Oklahoma, Southwestern Electric Power Company, and West Texas Utilities Company, have duly caused this report to be signed on their behalf on this 3rd day of September, 2002.


                                       Central Power and Light Company
                                    Public Service Company of Oklahoma
                                   Southwestern Electric Power Company
                                          West Texas Utilities Company


                              By / s / Armando Pena
                                --------------------
                                  Armando Pena
                                Treasurer of all
                                  the Companies